FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Consolidated Report dated September 12, 2018 issued by the Scrutinizer Mr. Alwyn D’Souza pursuant to Section 108 of the Companies Act, 2013 and Rule 20(4) (xii) of the Companies (Management and Administration) Rules, 2014.
3.	Voting results in the format prescribed under Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.
4.	Summary of the proceedings of the Annual General Meeting.

Item 1

OTHER NEWS

Subject- Voting Results and Proceedings of Twenty-Fourth Annual General Meeting of ICICI Bank Limited held on September 12, 2018

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Twenty-Fourth Annual General Meeting (AGM) of ICICI Bank Limited was held on September 12, 2018 at 11:30 a.m. at Sir Sayajirao Nagargruh, Vadodara Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara 390 020, Gujarat, India.

Pursuant to Section 108 of the Companies Act 2013 (Act) read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended (Rules), all the Members of the Bank holding shares as on the cut-off date i.e. September 5 2018, were given the opportunity to exercise their right to vote on the resolutions set out in the Notice of AGM through remote electronic voting (remote e-Voting) during the period commencing from September 9, 2018 at 9.00 a.m. IST to September 11, 2018 at 5.00 p.m. IST.

In line with the said Rules, the Bank had also provided electronic voting facility at the AGM venue to those Members who attended the AGM but could not exercise their vote through remote e-Voting and were holding shares as on the cut-off date i.e. September 5, 2018. The e-voting services were provided through Central Depository Securities (India) Limited.

We submit the following:

1.	Consolidated Report dated September 12, 2018 issued by the ScrutinizerMr. Alwyn D’Souza pursuant to Section 108 of the Companies Act, 2013 and Rule 20(4)(xii) of the Companies (Management and Administration) Rules, 2014.

2.	Voting results in the format prescribed under Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

3.	Summary of the proceedings of the Annual General Meeting.

Please take the above information on record. The above will also be hosted on our website www.icicibank.com.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI BANK LIMITED

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road,

Vadodara 390 007

Combined Scrutinizer's Report on

Remote e-Voting & Electronic Voting conducted at the

24th Annual General Meeting of

ICICI Bank Limited, held on

Wednesday, September 12, 2018

ALWYN D’SOUZA

 ALWYN D’SOUZA & CO.

COMPANY SECRETARIES

Annex-103, Dimple Arcade, Asha Nagar, Kandivali (East),Mumbai 400101.

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower,

Mira Road (E), Thane-401107 ; Tel:022-28125781 ; Mob: 09820465195; 09819334743

Email : alwyn.co@gmail.com Website:www.alwynjay.com

ALWYN D’SOUZA

ALWYN D’SOUZA & CO.

COMPANY SECRETARIES

Annex-103, Dimple Arcade, Asha Nagar, Kandivali (East),Mumbai 400101.

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower,

Mira Road (E), Thane-401107 ; Tel:022-28125781 ; Mob: 09820465195; 09819334743

 Email : alwyn.co@gmail.com Website:www.alwynjay.com

Combined Scrutinizer's Report on Remote e-Voting & Electronic Voting

conducted at the 24th Annual General Meeting of ICICI Bank Limited,

held on Wednesday, September 12, 2018 at 11.30 a.m.

To,

The Chairman,

ICICI Bank Limited,

ICICI Bank Tower,

Near Chakli Circle,

Old Padra Road,

Vadodara 390 007

Sub:	Passing of Resolution(s) through electronic voting pursuant to section 108 of the Companies Act 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended.

Dear Sir,

I, Alwyn D’souza of M/s. Alwyn D’souza & Co., Company Secretaries, Mumbai, appointed by the Board of Directors of ICICI Bank Limited ( “the Company”) as the Scrutinizer for the Remote e-Voting process as well as to scrutinize the electronic voting conducted at the venue of the 24th Annual General Meeting (AGM) (hereinafter referred to as “the e-Voting”) pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended and in accordance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. I say, I am familiar and well versed with the concept of electronic voting system as prescribed under the said Rules.

I, submit my report as under:

a)	The Compliance with the provisions of the Companies Act, 2013 and the Rules made thereunder relating to e-Voting (which includes remote e-Voting and the electronic voting, provided at the venue) to the Members on the resolutions proposed in the Notice calling the 24th AGM of the Company was the responsibility of the management. My responsibility as a scrutinizer was to ensure that the voting process is conducted in a fair and transparent manner, and render a consolidated scrutinizer’s report on the voting to the Chairman on the resolutions based on the reports generated from the electronic voting system by the Central Depository Services (India) Limited (CDSL).

b)	The remote e-Voting was concluded on Tuesday, September 11, 2018 at 5.00 p.m. IST.

c)	At the 24th AGM of the Company held on Wednesday, September 12, 2018, the Chairman at the end of the discussions on the resolution(s) announced that the facility to vote electronically has been provided to facilitate voting for those Members who were present at the Meeting but could not participate in the Remote e-Voting to record their votes on the resolutions to be passed.

d)	The votes were unblocked on Wednesday, September 12, 2018 around 2.04 p.m. in the presence of two witnesses viz., Mr. Vijay Sonone residing at 507, E3, Lokdhara Phase III, Lokdhara, Kalyan 421306 and Mr. Binod Singh residing at Ground Floor, Shram Saphalya Sheetal Nagar, Mira Road East, Thane 401107 who are not in the employment of the Company;

e)	I have issued a separate scrutinizer’s report dated Wednesday, September 12, 2018 on the remote e-Voting and voting conducted at venue of the AGM and I hereby submit a consolidated scrutinizer’s report pursuant to rule 20(4)(xii) of the Companies (Management and Administration) Rules, 2014 on the resolutions contained in the Notice of the aforesaid 24th AGM.

f)	The Members holding equity shares as on the “cut-off date” i.e. September 5, 2018 were entitled to vote on the resolutions proposed in the Notice calling the 24th AGM of the Company. Section 12(2) of the Banking Regulation Act, 1949, as amended, caps the voting rights of shareholders of a bank up to 15% of the total voting rights of all shareholders. Accordingly, although the holding by Deutsche Bank Trust Company Americas (Depositary to the ADS holders) was 1,600,459,545 equity shares of face value Rs. 2/- each which formed 24.87% of the total equity shares (6,434,171,133 equity shares of Rs. 2/- each) as on the cut-off date (i.e. September 5, 2018), for the purpose of votes only 9,65,125,670 equity shares forming 15% of the total equity shares has been taken into account to determine the votes cast through e-Voting.

g)	The results of the Remote e-Voting together with that of the voting conducted at venue of the AGM by way of electronic voting are as under:

1.	RESOLUTION NO.1 AS AN ORDINARY RESOLUTION:

To receive, consider and adopt the standalone and consolidated financial statements for the financial year ended March 31, 2018 together with the Reports of the Directors and the Auditors thereon.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1430	4422380023	-
Electronic voting at the AGM	4	278	-
TOTAL	1434	4422380301	100.00

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	11	16271	-
Electronic voting at the AGM	0	0	-
TOTAL	11	16271	0.00

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 100.00

Percentage of votes cast against :  0.00

2.	RESOLUTION NO.2 AS AN ORDINARY RESOLUTION:

To confirm the interim dividend on preference shares and declare the interim dividend as final dividend.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1431	4436714850	-
Electronic voting at the AGM	4	278	-
TOTAL	1435	4436715128	99.98

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	24	976606	-
Electronic voting at the AGM	0	0	-
TOTAL	24	976606	0.02

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 99.98

Percentage of votes cast against : 0.02

3.	RESOLUTION NO.3 AS AN ORDINARY RESOLUTION:

To declare dividend on equity shares.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1441	4436731532	-
Electronic voting at the AGM	4	278	-
TOTAL	1445	4436731810	99.98

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	14	959924	-
Electronic voting at the AGM	0	0	-
TOTAL	14	959924	0.02

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 99.98

Percentage of votes cast against : 0.02

4.  RESOLUTION NO.4 AS AN ORDINARY RESOLUTION:

To appoint a director in place of Mr. Vijay Chandok (DIN: 01545262), who retires by rotation and, being eligible, offers himself for re-appointment.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1386	4343587970	-
Electronic voting at the AGM	4	278	-
TOTAL	1390	4343588248	99.40

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	53	26347415	-
Electronic voting at the AGM	0	0	Nil
TOTAL	53	26347415	0.60

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 99.40

Percentage of votes cast against : 0.60

5.	RESOLUTION NO.5 AS AN ORDINARY RESOLUTION:

Appointment of M/s Walker Chandiok & Co LLP, Chartered Accountants (Registration No. 001076N/N500013) as statutory auditors of the Company.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1387	4372176102	-
Electronic voting at the AGM	4	278	-
TOTAL	1391	4372176380	99.02

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	52	43252066	-
Electronic voting at the AGM	0	0	-
TOTAL	52	43252066	0.98

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 99.02

Percentage of votes cast against : 0.98

6.	RESOLUTION NO.6 AS AN ORDINARY RESOLUTION:

Appointment of Branch Auditors pursuant to the provisions of Section 143 (8) and other applicable provisions, if any, of the Companies Act, 2013.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1393	4379151168	-
Electronic voting at the AGM	4	278	-
TOTAL	1397	4379151446	99.18

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	45	36276439	-
Electronic voting at the AGM	0	0	-
TOTAL	45	36276439	0.82

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 99.18

Percentage of votes cast against : 0.82

7.	RESOLUTION NO. 7 AS AN ORDINARY RESOLUTION:

Appointment of Ms. Neelam Dhawan (DIN: 00871445) as an Independent Director of the Bank.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1366	4280748527	-
Electronic voting at the AGM	4	278	-
TOTAL	1370	4280748805	98.11

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	72	82318341	-
Electronic voting at the AGM	0	0	-
TOTAL	72	82318341	1.89

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 98.11

Percentage of votes cast against : 1.89

8.	RESOLUTION NO.8 AS AN ORDINARY RESOLUTION:

Appointment of Mr. Uday Chitale (DIN: 00043268), as an Independent Director of the Bank.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1390	4310401122	-
Electronic voting at the AGM	4	278	-
TOTAL	1394	4310401400	98.79

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	47	52665746	-
Electronic voting at the AGM	0	0	-
TOTAL	47	52665746	1.21

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 98.79

Percentage of votes cast against : 1.21

9.	RESOLUTION NO.9 AS AN ORDINARY RESOLUTION:

Appointment of Mr. Radhakrishnan Nair (DIN: 07225354), as an Independent Director of the Bank.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1390	4300397640	-
Electronic voting at the AGM	4	278	-
TOTAL	1394	4300397918	98.58

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	46	62044228	-
Electronic voting at the AGM	0	0	-
TOTAL	46	62044228	1.42

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 98.58

Percentage of votes cast against : 1.42

10.	RESOLUTION NO.10 AS AN ORDINARY RESOLUTION:

Appointment of Mr. M. D. Mallya (DIN: 01804955), as an Independent Director of the Bank.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1384	4309670822	-
Electronic voting at the AGM	4	278	-
TOTAL	1388	4309671100	98.78

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	52	53395870	-
Electronic voting at the AGM	0	0	-
TOTAL	52	53395870	1.22

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 98.78

Percentage of votes cast against : 1.22

11.	RESOLUTION NO.11 AS AN ORDINARY RESOLUTION:

Appointment of Mr. Girish Chandra Chaturvedi (DIN: 00110996), as an Independent Director of the Bank.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1394	4317122150	-
Electronic voting at the AGM	4	278	-
TOTAL	1398	4317122428	98.95

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	43	45944718	-
Electronic voting at the AGM	0	0	-
TOTAL	43	45944718	1.05

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 98.95

Percentage of votes cast against : 1.05

12.	RESOLUTION NO. 12 AS AN ORDINARY RESOLUTION:

Appointment of Mr. Girish Chandra Chaturvedi as an Independent Non-Executive (part-time) Chairman of the Bank.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1394	4316616904	-
Electronic voting at the AGM	4	278	-
TOTAL	1398	4316617182	98.95

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	41	45800567	-
Electronic voting at the AGM	0	0	-
TOTAL	41	45800567	1.05

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 98.95

Percentage of votes cast against : 1.05

13.	RESOLUTION NO.13 AS AN ORDINARY RESOLUTION:

Appointment of Mr. Sandeep Bakhshi (DIN:00109206) as Director.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1403	4399799112	-
Electronic voting at the AGM	4	278	-
TOTAL	1407	4399799390	99.15

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	52	37891056	-
Electronic voting at the AGM	0	0	-
TOTAL	52	37891056	0.85

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 99.15

Percentage of votes cast against : 0.85

14.	RESOLUTION NO.14 AS AN ORDINARY RESOLUTION:

Appointment of Mr. Sandeep Bakhshi (DIN: 00109206) as a Wholetime Director and Chief Operating Officer (Designate).

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1418	4381595682	-
Electronic voting at the AGM	4	278	-
TOTAL	1422	4381595960	98.89

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	37	49227257	-
Electronic voting at the AGM	0	0	-
TOTAL	37	49227257	1.11

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 98.89

Percentage of votes cast against : 1.11

15.	RESOLUTION NO.15 AS A SPECIAL RESOLUTION:

Amendment to Capital Clause of the Memorandum of Association.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1431	4436097560	-
Electronic voting at the AGM	4	278	-
TOTAL	1435	4436097838	99.99

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	26	275464	-
Electronic voting at the AGM	0	0	-
TOTAL	26	275464	0.01

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 99.99

Percentage of votes cast against : 0.01

16.	RESOLUTION NO.16 AS A SPECIAL RESOLUTION:

Amendment to Article 5(a) of the Articles of Association.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1427	4435477800	-
Electronic voting at the AGM	4	278	-
TOTAL	1431	4435478078	99.99

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	27	270205	-
Electronic voting at the AGM	0	0	-
TOTAL	27	270205	0.01

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 99.99

Percentage of votes cast against : 0.01

17.	RESOLUTION NO.17 AS A SPECIAL RESOLUTION:

Amendment to the definition of Exercise Period under Employees Stock Option Scheme-2000.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1318	4244025450	-
Electronic voting at the AGM	4	278	-
TOTAL	1322	4244025728	95.66

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	140	192347448	-
Electronic voting at the AGM	0	0	-
TOTAL	140	192347448	4.34

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 95.66

Percentage of votes cast against : 4.34

18.	RESOLUTION NO.18 AS A SPECIAL RESOLUTION:

Private placement of securities under Section 42 of the Companies Act, 2013.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1417	4436348495	-
Electronic voting at the AGM	3	133	-
TOTAL	1420	4436348628	100.00

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	38	24518	-
Electronic voting at the AGM	1	145	-
TOTAL	39	24663	0.00

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 100.00

Percentage of votes cast against : 0.00

Based on the foregoing, all the above Resolutions 1 to 18 as also mentioned in the AGM Notice of the Company dated July 27, 2018 were passed under Remote e-voting and electronic voting conducted at AGM with the requisite majority.

All the relevant records of e-Voting will remain in my safe custody until the Chairman considers, approves and signs the Minutes of the 24th Annual General Meeting and the same shall be handed over thereafter to the Chairman or the Company Secretary for safe keeping.

Thanking you,

Sincerely,

/s/ Alwyn D’souza

Alwyn D’souza

F.C.S No.5559,

Certificate of Practice No.5137

Practising Company Secretary

Place: Vadodara

Date: September 12, 2018

FOR ICICI BANK LIMITED

/S/ Ranganath Athreya

RANGANATH ATHREYA[Seal]

COMPANY SECRETARY

Item 3

Date of Annual General Meeting		September 12, 2018

Total number of shareholders on record date (September 5, 2018)		853,761

No. of shareholders present in the meeting either in person or through proxy

Promoters and Promoter Group :		Not Applicable
Public :		660
No of shareholders who attended the meeting through video conferencing:
Promoters and Promoter Group :		0
Public :		0

Agenda-wise disclosure (to be disclosed seperately for each agenda item)		As disclosed below

Resolution required : Ordinary Resolution		Item No.1 -To receive, consider and adopt the standalone and consolidated financial statements for the financial year ended March 31, 2018 together with the Reports of the Directors and the Auditors thereon.

Whether promoter/ promoter group are interestedin the agenda/ resolution?	Not applicable

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,932,871,766	4,400,356,815	74.17	4,400,356,815		100.00
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-		-	-	-	-	-
	Total	5,932,871,766	4,400,356,815	74.17	4,400,356,815	-	100.00	-
Public - Non Institutions	E-Voting	501,299,367	22,039,757	4.40	22,023,486	16,271	99.93	0.0738
	Poll
	Postal Ballot (if applicable)
	Total	501,299,367	22,039,757	4.40	22,023,486	16,271	99.93	0.07
Total		6,434,171,133	4,422,396,572	68.73	4,422,380,301	16,271	100.000	0.000

Resolution required : Ordinary Resolution		Item No.2 - To confirm the interim dividend on preference shares and declare the interim dividend as final dividend.

Whether promoter/ promoter group are interestedin the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,932,871,766	4,413,784,318	74.40	4,412,829,691	954,627	99.98	0.02
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,932,871,766	4,413,784,318	74.40	4,412,829,691	954,627	99.98	0.02
Public - Non Institutions	E-Voting	501,299,367	23,907,416	4.77	23,885,437	21,979	99.91	0.09
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	501,299,367	23,907,416	4.77	23,885,437	21,979	99.91	0.09
Total		6,434,171,133	4,437,691,734	68.97	4,436,715,128	976,606	99.978	0.022

Resolution required : Ordinary Resolution		Item No.3 - To declare dividend on equity shares.

Whether promoter/ promoter group are interestedin the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,932,871,766	4,413,784,318	74.40	4,412,829,691	954,627	99.98	0.02
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,932,871,766	4,413,784,318	74.40	4,412,829,691	954,627	99.98	0.02
Public - Non Institutions	E-Voting	501,299,367	23,907,416	4.77	23,902,119	5,297	99.98	0.02
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	501,299,367	23,907,416	4.77	23,902,119	5,297	99.98	0.02
Total		6,434,171,133	4,437,691,734	68.97	4,436,731,810	959,924	99.978	0.022

Resolution required : Ordinary Resolution		Item No.4 - To appoint a director in place of Mr. Vijay Chandok (DIN: 01545262), who retires by rotation and, being eligible, offers himself for re-appointment.

Whether promoter/ promoter group are interestedin the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,932,871,766	4,346,028,247	73.25	4,319,715,154	26,313,093	99.40	0.60
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,932,871,766	4,346,028,247	73.25	4,319,715,154	26,313,093	99.40	0.60
Public - Non Institutions	E-Voting	501,299,367	23,907,416	4.77	23,873,094	34,322	99.86	0.14
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	501,299,367	23,907,416	4.77	23,873,094	34,322	99.86	0.14
Total		6,434,171,133	4,369,935,663	67.92	4,343,588,248	26,347,415	99.40	0.60

Resolution required : Ordinary Resolution		Item No.5 -Appointment of M/s Walker Chandiok & Co LLP, Chartered Accountants (Registration No. 001076N/N500013)as statutory auditors of the Company.

Whether promoter/ promoter group are interestedin the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,932,871,766	4,391,521,030	74.02	4,348,289,021	43,232,009	99.02	0.98
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,932,871,766	4,391,521,030	74.02	4,348,289,021	43,232,009	99.02	0.98
Public - Non Institutions	E-Voting	501,299,367	23,907,416	4.77	23,887,359	20,057	99.92	0.08
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	501,299,367	23,907,416	4.77	23,887,359	20,057	99.92	0.08
Total		6,434,171,133	4,415,428,446	68.62	4,372,176,380	43,252,066	99.02	0.98

Resolution required : Ordinary Resolution		Item No.6 -Appointment of Branch Auditors pursuant to the provisions of Section 143 (8) and other applicable provisions, if any, of the Companies Act, 2013.

Whether promoter/ promoter group are interestedin the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,932,871,766	4,391,521,030	74.02	4,355,264,362	36,256,668	99.18	0.82
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,932,871,766	4,391,521,030	74.02	4,355,264,362	36,256,668	99.18	0.82
Public - Non Institutions	E-Voting	501,299,367	23,906,855	4.77	23,887,084	19,771	99.92	0.08
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	501,299,367	23,906,855	4.77	23,887,084	19,771	99.92	0.08
Total		6,434,171,133	4,415,427,885	68.62	4,379,151,446	36,276,439	99.18	0.82

Resolution required : Ordinary Resolution		Item No.7 -Appointment of Ms. Neelam Dhawan (DIN: 00871445) as an Independent Director of the Bank.

Whether promoter/ promoter group are interestedin the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,932,871,766	4,346,028,247	73.25	4,263,741,624	82,286,623	98.11	1.89
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,932,871,766	4,346,028,247	73.25	4,263,741,624	82,286,623	98.11	1.89
Public - Non Institutions	E-Voting	501,299,367	17,038,899	3.40	17,007,181	31,718	99.81	0.19
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	501,299,367	17,038,899	3.40	17,007,181	31,718	99.81	0.19
Total		6,434,171,133	4,363,067,146	67.81	4,280,748,805	82,318,341	98.11	1.89

Resolution required : Ordinary Resolution		Item No.8 - Appointment of Mr. Uday Chitale (DIN: 00043268), as an Independent Director of the Bank.

Whether promoter/ promoter group are interestedin the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,932,871,766	4,346,028,247	73.25	4,293,394,261	52,633,986	98.79	1.21
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,932,871,766	4,346,028,247	73.25	4,293,394,261	52,633,986	98.79	1.21
Public - Non Institutions	E-Voting	501,299,367	17,038,899	3.40	17,007,139	31,760	99.81	0.19
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	501,299,367	17,038,899	3.40	17,007,139	31,760	99.81	0.19
Total		6,434,171,133	4,363,067,146	67.81	4,310,401,400	52,665,746	98.79	1.21

Resolution required : Ordinary Resolution		Item No. 9 -Appointment of Mr. Radhakrishnan Nair (DIN: 07225354), as an Independent Director of the Bank.

Whether promoter/ promoter group are interestedin the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,932,871,766	4,345,403,247	73.24	4,283,390,436	62,012,811	98.58	1.42
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,932,871,766	4,345,403,247	73.24	4,283,390,436	62,012,811	98.58	1.42
Public - Non Institutions	E-Voting	501,299,367	17,038,899	3.40	17,007,482	31,417	99.82	0.18
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	501,299,367	17,038,899	3.40	17,007,482	31,417	99.82	0.18
Total		6,434,171,133	4,362,442,146	67.80	4,300,397,918	62,044,228	98.58	1.42

Resolution required : Ordinary Resolution		Item No.10 -Appointment of Mr. M. D. Mallya (DIN: 01804955), as an Independent Director of the Bank.

Whether promoter/ promoter group are interestedin the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,932,871,766	4,346,028,247	73.25	4,292,665,682	53,362,565	98.78	1.22
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,932,871,766	4,346,028,247	73.25	4,292,665,682	53,362,565	98.78	1.22
Public - Non Institutions	E-Voting	501,299,367	17,038,723	3.40	17,005,418	33,305	99.80	0.20
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	501,299,367	17,038,723	3.40	17,005,418	33,305	99.80	0.20
Total		6,434,171,133	4,363,066,970	67.81	4,309,671,100	53,395,870	98.78	1.22

Resolution required : Ordinary Resolution		Item No.11 -Appointment of Mr. Girish Chandra Chaturvedi (DIN: 00110996), as an Independent Director of the Bank.

Whether promoter/ promoter group are interestedin the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,932,871,766	4,346,028,247	73.25	4,300,114,943	45,913,304	98.95	1.05
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,932,871,766	4,346,028,247	73.25	4,300,114,943	45,913,304	98.95	1.05
Public - Non Institutions	E-Voting	501,299,367	17,038,899	3.40	17,007,485	31,414	99.82	0.18
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	501,299,367	17,038,899	3.40	17,007,485	31,414	99.82	0.18
Total		6,434,171,133	4,363,067,146	67.81	4,317,122,428	45,944,718	98.95	1.05

Resolution required : Ordinary Resolution		Item No.12 -Appointment of Mr. Girish Chandra Chaturvedi as an Independent Non-Executive (part-time) Chairman of the Bank.

Whether promoter/ promoter group are interestedin the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,932,871,766	4,345,378,850	73.24	4,299,609,776	45,769,074	98.95	1.05
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,932,871,766	4,345,378,850	73.24	4,299,609,776	45,769,074	98.95	1.05
Public - Non Institutions	E-Voting	501,299,367	17,038,899	3.40	17,007,406	31,493	99.82	0.18
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	501,299,367	17,038,899	3.40	17,007,406	31,493	99.82	0.18
Total		6,434,171,133	4,362,417,749	67.80	4,316,617,182	45,800,567	98.95	1.05

Resolution required : Ordinary Resolution		Item No.13 -Appointment of Mr. Sandeep Bakhshi (DIN:00109206) as Director.

Whether promoter/ promoter group are interestedin the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,932,871,766	4,413,784,318	74.40	4,375,917,937	37,866,381	99.15	0.85
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,932,871,766	4,413,784,318	74.40	4,375,917,937	37,866,381	99.15	0.85
Public - Non Institutions	E-Voting	501,299,367	23,906,128	4.77	23,881,453	24,675	99.90	0.10
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	501,299,367	23,906,128	4.77	23,881,453	24,675	99.90	0.10
Total		6,434,171,133	4,437,690,446	68.97	4,399,799,390	37,891,056	99.15	0.85

Resolution required : Ordinary Resolution		Item No.14 -Appointment of Mr. Sandeep Bakhshi (DIN: 00109206) as a Wholetime Director and Chief Operating Officer (Designate).

Whether promoter/ promoter group are interestedin the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,932,871,766	4,413,784,318	74.40	4,364,581,328	49,202,990	98.89	1.11
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,932,871,766	4,413,784,318	74.40	4,364,581,328	49,202,990	98.89	1.11
Public - Non Institutions	E-Voting	501,299,367	17,038,899	3.40	17,014,632	24,267	99.86	0.14
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	501,299,367	17,038,899	3.40	17,014,632	24,267	99.86	0.14
Total		6,434,171,133	4,430,823,217	68.86	4,381,595,960	49,227,257	98.89	1.11

Resolution required : Special Resolution		Item No.15 - Amendment to Capital Clause of the Memorandum of Association.

Whether promoter/ promoter group are interestedin the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,932,871,766	4,412,465,886	74.37	4,412,211,445	254,441	99.99	0.01
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,932,871,766	4,412,465,886	74.37	4,412,211,445	254,441	99.99	0.01
Public - Non Institutions	E-Voting	501,299,367	23,907,416	4.77	23,886,393	21,023	99.91	0.09
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	501,299,367	23,907,416	4.77	23,886,393	21,023	99.91	0.09
Total		6,434,171,133	4,436,373,302	68.95	4,436,097,838	275,464	99.99	0.01

Resolution required : Special Resolution		Item No.16 -Amendment to Article 5(a) of the Articles of Association.

Whether promoter/ promoter group are interestedin the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,932,871,766	4,411,840,886	74.36	4,411,591,620	249,266	99.99	0.01
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,932,871,766	4,411,840,886	74.36	4,411,591,620	249,266	99.99	0.01
Public - Non Institutions	E-Voting	501,299,367	23,907,397	4.77	23,886,458	20,939	99.91	0.09
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	501,299,367	23,907,397	4.77	23,886,458	20,939	99.91	0.09
Total		6,434,171,133	4,435,748,283	68.94	4,435,478,078	270,205	99.99	0.01

Resolution required : Special Resolution		Item No.17 -Amendment to the definition of Exercise Period under Employees Stock Option Scheme-2000.

Whether promoter/ promoter group are interestedin the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,932,871,766	4,412,465,886	74.37	4,220,222,007	192,243,879	95.66	4.34
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,932,871,766	4,412,465,886	74.37	4,220,222,007	192,243,879	95.66	4.34
Public - Non Institutions	E-Voting	501,299,367	23,907,290	4.77	23,803,721	103,569	99.57	0.43
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	501,299,367	23,907,290	4.77	23,803,721	103,569	99.57	0.43
Total		6,434,171,133	4,436,373,176	68.95	4,244,025,728	192,347,448	95.66	4.34

Resolution required : Special Resolution		Item No.18 -Private placement of securities under Section 42 of the Companies Act, 2013.

Whether promoter/ promoter group are interestedin the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,932,871,766	4,412,465,886	74.37	4,412,4 - 65,886	-	100.00	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,932,871,766	4,412,465,886	74.37	4,412,465,886	-	100.00	-
Public - Non Institutions	E-Voting	501,299,367	23,907,405	4.77	23,882,742	24,663	99.90	0.10
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	501,299,367	23,907,405	4.77	23,882,742	24,663	99.90	0.10
Total		6,434,171,133	4,436,373,291	68.95	4,436,348,628	24,663	100.00	0.00

Details of Invallid Votes
Category	No. of Votes
Promoter & Promoter Group	Nil
Public Institutions	Nil
Publi - Non Institutions	Nil

Percentage figures have been rounded off to nearest decimal.
All the above resolutions have been passed with requisite majority.

Note: Section 12(2) of the Banking Regulation Act, 1949 caps the voting rights of shareholders of a bank upto 15% of the total voting rights of all shareholders. In line with the same, the shareholding of Deutsche Bank Trust Company Americas (DBTCA)(Depositary to the ADS holders) which was 1,600,459,545 equity shares and which formed 24.87% of the total equity shares (6,434,171,133 equity shares) as on the cut off date i.e. September 5, 2018 was reckoned only to the extent of 965,125,670 equity shares i.e. 15% of the total equity shares for the purpose of electronic voting. Hence in the column pertaining to number of shares held, the actual number of shares held by DBTCA i.e. 1,600,459,454 equity shares is included and in the number of votes polled, only 15% of the total number of equity shares i.e 965,125,670 equity shares are reckoned

For ICICI BANK LIMITED
/s/ Vivek Ranjan
VIVEK RANJAN
CHIEF MANAGER

Item 4

Summary of proceedings of the Twenty-Fourth Annual General Meeting of ICICI Bank Limited held on Wednesday, September 12, 2018

The Twenty-Fourth Annual General Meeting (AGM) of the Members of the Bank was held on Wednesday, September 12, 2018 at 11.30 a.m. at Sir Sayajirao Nagargruh, Vadodara Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara 390 020.

Mr. Girish Chandra Chaturvedi, Non-Executive (part-time) Chairman of the Bank, chaired the meeting.

The Meeting was attended by 660 Members in person, by proxy and through authorised representatives.

The following Directors were present:

1.	Mr. Girish Chandra Chaturvedi, Chairman

2.	Mr. Uday Chitale, non-executive Independent Director and Chairman of the Audit Committee

3.	Mr. Dileep Choksi, non-executive Independent Director

4.	Ms. Neelam Dhawan, non-executive Independent Director and Chairperson of the Board Governance, Remuneration & Nomination Committee

5.	Mr. Radhakrishnan Nair, non-executive Independent Director

6.	Mr. Sandeep Bakhshi, Wholetime Director & Chief Operating Officer

7.	Ms. Vishakha Mulye, Executive Director

8.	Mr. Vijay Chandok, Executive Director

9.	Mr. Anup Bagchi, Executive Director

Mr. V. K. Sharma, Mr. M. D. Mallya, non-executive Independent Directors, Mr. Lok Ranjan, government nominee Director and Ms. Chanda Kochhar, Managing Director & CEO, who was on leave, could not attend the AGM. The Members were informed that Mr. M. D. Mallya, Chairman of the Stakeholders Relationship Committee had authorised Mr. Uday Chitale, Member of the Stakeholders Relationship Committee to attend this Meeting in his absence.

Mr. Sandeep Batra, President, Mr. Rakesh Jha, Chief Financial Officer, and Mr. Ranganath Athreya, Company Secretary were present at the Meeting.

The requisite quorum as per Companies Act, 2013 (CA2013) being present, the Chairman declared the Meeting to be in order and welcomed the Members. The Chairman thereafter introduced all the Directors and informed that the register of proxies, instruments of proxy and inspection documents were open for inspection by the Members till the conclusion of the Meeting. He informed the Members that as required under Regulation 13 of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014, a certificate from the statutory auditors of the Bank, stating that the Employee Stock Option Scheme of the Bank has been implemented in accordance with the said regulations, has been obtained by the Bank and was placed at the Meeting.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

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With the consent of the Members present, the Notice convening the Twenty-Fourth AGM was taken as read. The Chairman informed the Members that there were no adverse qualifications, observations or comments of the auditors. He then requested Mr. Ranganath Athreya to read out the key segments of the Auditors Report. Mr. Athreya read the key segments of the Auditors Report and with the consent of the Members present, the rest of the Auditors Report was taken as read.

An audio visual presentation was then screened for the benefit of the Members.

The Chairman then invited Members to speak and raise queries pertaining to the Agenda of the meeting.

The Chairman and Mr. Sandeep Bakhshi provided requisite clarification and information on the various queries raised by the Members.

The Chairman informed the Members that pursuant to the provisions of Section 108 of the CA2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and Regulation 44 of SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, the Bank had extended the Remote e-Voting facility to the Members of the Bank in respect of the business to be transacted at the AGM as set out in the notice of AGM dated July 27, 2018. The Chairman further informed that the Remote
e-Voting facility had commenced at 9.00 a.m. IST on Sunday, September 9, 2018 and ended on 5.00 p.m. IST on Tuesday, September 11, 2018. The Chairman also informed that to facilitate the Members who could not cast their votes through Remote e-Voting, the Bank had provided the facility for electronic voting at the AGM venue.

The Chairman informed the Members that the Board had appointed Mr. Alwyn D’souza of Alwyn D’Souza & Co., Company Secretaries as the scrutinizer to scrutinize the remote e-voting process and electronic voting at the AGM, in a fair and transparent manner.

The Chairman authorised any Wholetime Director or the Company Secretary of the Bank to declare the results of the remote e-voting as well as electronic voting done at the AGM venue through announcing the results to the stock exchanges as well as by hosting the results on the website alongwith the scrutinizer’s report and these would be recorded as part of the proceedings of the AGM. The Chairman then thanked the Members for their co-operation and suggestions and declared the meeting as closed.

The following items of business were transacted through remote e-Voting and through electronic voting at the AGM venue:

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

3

Ordinary Business:

1.	To receive, consider and adopt the financial Statements for the financial year ended March 31, 2018 together with the Reports of the Directors and the Auditors.

2.	To confirm the interim dividend on preference shares and declare the interim dividend as final dividend.

3.	To declare dividend on equity shares.

4.	To appoint a Director in place of Mr. Vijay Chandok (DIN: 01545262), who retires by rotation and, being eligible, offers himself for re-appointment

5.	Appointment of M/s Walker Chandiok & Co LLP, Chartered Accountants (Registration No. 001076N/N500013) as statutory auditors for the year ending March 31, 2019.

6.	Appointment of branch auditors pursuant to the provisions of Section 143(8) and other applicable provisions, if any of the Companies Act, 2013.

Special Business:

7.	Appointment of Ms. Neelam Dhawan (DIN: 00871445) as a Director of the Bank.

8.	Appointment of Mr. Uday Chitale (DIN: 00043268) as a Director of the Bank.

9.	Appointment of Mr. Radhakrishnan Nair (DIN: 07225354) as a Director of the Bank.

10.	Appointment of Mr. M. D. Mallya (DIN: 01804955) as a Director of the Bank.

11.	Appointment of Mr. Girish Chandra Chaturvedi (DIN: 00110996) as a Director of the Bank.

12.	Appointment of Mr. Girish Chandra Chaturvedi (DIN: 00110996) as a Independent non-executive (part-time) Chairman of the Bank.

13.	Appointment of Mr. Sandeep Bakhshi (DIN: 00109206) as a Director of the Bank.

14.	Appointment of Mr. Sandeep Bakhshi (DIN: 00109206) as a Wholetime Director and Chief Operating Officer of the Bank.

15.	Reclassification of the authorised share capital and subsequent amendment to the MoA.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

4

16.	Amendment to the Articles of Association

17.	Amendment to the exercise period of ICICI Bank Employees Stock Option Scheme 2000

18.	Authority to the Board of Directors to borrow by way of issue of non-convertible securities including but not limited to bonds and non-convertible debentures in one or more tranches of upto ₹ 25,000 crores on a private placement basis.

Basis the consolidated Scrutinizer’s report dated September 12, 2018, all resolutions as set out in the Notice of the AGM dated July 27, 2018 were passed by the Members with requisite majority.

For ICICI Bank Limited

/s/ Ranganath Athreya

Ranganath Athreya

Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	September 12, 2018	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager